FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934.

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-3156)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213
Press Release

FOR IMMEDIATE RELEASE

COEUR ASTOUNDED BY WHEATON RIVER BOARD ACTIONS
TO DISENFRANCHISE STOCKHOLDERS

WHEATON RIVER UNNECESSARILY PROCEEDS WITH
STOCKHOLDER MEETING DESPITE
COURT-ORDERED POSTPONEMENT OF IAMGOLD MEETING

WHEATON RIVER BOARD AGAIN DENIES STOCKHOLDERS ADDITIONAL
TIME TO CONSIDER COEUR’S SUPERIOR PROPOSAL

WHEATON RIVER ANNOUNCED VOTE COUNT IGNORES
TRUE STOCKHOLDER SENTIMENT

          Coeur d’Alene, Idaho, June 8, 2004 – Coeur d’Alene Mines Corporation (NYSE:CDE) today issued the following statement regarding today’s Special Meeting of Stockholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT):

          Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur, said, “We are astounded – as were Wheaton River stockholders present at the meeting – that Wheaton River’s Board unnecessarily proceeded with its Stockholder Meeting today despite today’s ruling by the Ontario Superior Court of Justice requiring IAMGOLD Corporation (TSX:IMG, AMEX:IAG) to postpone its Stockholder Meeting. Wheaton River ignored the efforts of many stockholders to cast votes against the IAMGOLD transaction, including Wheaton River’s largest institutional investor. Had those votes been counted, we believe the outcome of today’s meeting would have been reversed. Wheaton River chose to accept the affirmative vote of only about one-third of its total shares as representative of the sentiment of all of its stockholders.

          “The decision by the Ontario Court provided Wheaton River an opportunity to give its stockholders three full weeks of additional time to consider our increased — and superior — proposal. The Wheaton River Board might also have used this time to more fully review our proposal, instead of relying on its previous token review and hasty rejection. We do not understand why Wheaton River failed to take advantage of this additional time to consider our superior proposal and further do not understand why the meeting was conducted in a manner that ultimately resulted in a vote that ignores the true sentiment of Wheaton River stockholders.”

          “The effect of Wheaton River’s vote today, if allowed to stand, will be that IAMGOLD stockholders will have a 21-day option on the transaction, while Wheaton River stockholders will have no choice. We question the agenda of the Wheaton River Chairman and Board and their reasons for proceeding with today’s stockholder vote.

          “In today’s world of heightened corporate governance standards, we would be shocked to see a public company employ any procedures that would have the effect of disenfranchising stockholders. We call upon Wheaton River to immediately make available all of the voting records from today’s meeting.

          “Coeur intends to continue to pursue its superior merger proposal. We are carefully considering all of our options,” concluded Mr. Wheeler.

          CIBC World Markets Inc. is acting as financial advisor to Coeur. Gibson, Dunn & Crutcher LLP and Stikeman Elliott LLP are acting as legal counsel to Coeur.

          Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement
The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resource” in this press release which the SEC guidelines strictly prohibit us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004. You can review and obtain copies of that filing from the SEC website at http://www.sec.gov/edgar.html.

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s stockholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. This communication is not a solicitation of a proxy from any security holder of Coeur d’Alene Mines

Corporation or Wheaton River Minerals Ltd. If a transaction is agreed upon or an offer commenced, Coeur will file a proxy statement/prospectus and any other relevant documents concerning the proposed transaction with Wheaton River with the SEC and the securities commissions or equivalent regulatory authorities in Canada. YOU ARE URGED TO READ ANY SUCH PROXY STATEMENT/PROSPECTUS IF AND WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS IF AND WHEN FILED WITH THE SEC AND THE SECURITIES COMMISSIONS OR EQUIVALENT REGULATORY AUTHORITIES IN CANADA BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain any such proxy statement/prospectus (if and when it becomes available) and any other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (if and when it becomes available) and the other documents filed by Coeur with the SEC by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

# # #

Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Joele Frank / Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500